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EXHIBIT 99.7

News Release

FALCONBRIDGE LIMITED'S BRUNSWICK MINE EMPLOYEES
RATIFY COLLECTIVE AGREEMENT

Bathurst, New Brunswick, May 19, 2006 — Falconbridge Limited (TSX:FAL.LV) (NYSE:FAL) announced today that employees at Brunswick Mine, members of United Steelworkers of America, Local 5385, have voted in favour of a new collective agreement.

The new agreement will be in effect up to and including closure of the Brunswick mine scheduled for early 2010. Highlights of the agreement include:

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  A downsizing provision at closure that defines how seniority will apply, how termination will be carried out and how pensions and severances will be provided to workers.

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  Wage increases of Cdn$0.25 per hour for each year of the agreement.

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  An increase in the basic pension from Cdn$47 per month per year of service to Cdn$52 at closure.

The Brunswick mine, located 30 kilometres south of Bathurst, New Brunswick, employs over 800 people, with approximately 670 being members of the USWA-Local 5385.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Contact:

Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

Roger Clinch
Manager, Communications
Brunswick Mine
(506) 547-6012
clinchr@bms.ca

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EXHIBIT 99.7
FALCONBRIDGE LIMITED'S BRUNSWICK MINE EMPLOYEES RATIFY COLLECTIVE AGREEMENT